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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Mesa Air Group, Inc.
(Issuer)

Mesa Air New York, Inc.
Mesa In-Flight, Inc.
Mesa Airlines, Inc.
MPD, Inc.
Mesa Air Group - Airline Inventory Management, LLC
Nilchii, Inc.
Regional Aircraft Services, Inc.
(Guarantors)

(Names of Applicants)

410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified
Title of Class	Amount
8% Notes (Series A)	$19,400,000
8% Notes (Series B)	$43,200,000
Management Notes	$5,500,000
U.S. Airways Notes	$6,800,000

Approximate date of proposed issuance:
On the consummation date of the Reorganization referred to herein, which the Applicants expect will occur on or after February 17, 2011

Name and address of agent for service:
Brian S. Gillman
Executive Vice President, General Counsel and Secretary
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(602) 685-4000

With a copy to:

Gregory R. Hall, Esq.
DLA Piper LLP (US)
2525 East Camelback Road, Suite 1000
Phoenix, Arizona 85016
(480) 606-5100

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission (the "SEC"), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

GENERAL

Item 1. General Information

Form and jurisdiction of organization.

Applicant	Form of Organization	Jurisdiction of Organization
Mesa Air Group, Inc. (the "Company")	Corporation	Nevada
Mesa Air New York, Inc.	Corporation	New York
Mesa In-Flight, Inc.	Corporation	Colorado
Mesa Airlines, Inc.	Corporation	Nevada
MPD, Inc.	Corporation	Nevada
Mesa Air Group - Airline Inventory Management, LLC	Limited Liability Company	Arizona
Nilchii, Inc.	Corporation	Nevada
Regional Aircraft Services, Inc.	Corporation	Nevada

Except for the Company, the foregoing entities are referred to herein collectively as the "Guarantors". The Company and the Guarantors are referred to herein as the "Applicants".

Item 2. Securities Act exemption applicable.

The Issuer is issuing each of the 8% Notes (Series A), 8% Notes (Series B), the Management Notes and the U.S. Airways Note (collectively, the "Notes") pursuant to the exemption from registration provided by Section 1145 of the U.S. Bankruptcy Code pursuant to a plan of reorganization (the "Reorganization"). The applicants are currently party to a bankruptcy proceeding before the United States Bankruptcy Court of the Southern District of New York (Case No. 10-10018 (MG)). Pursuant to the Reorganization, the Applicants will be reorganized through the issuance by the Company of: (1) the 8% Notes (Series A) to holders of the Company's outstanding 8% senior unsecured notes due 2012, (2) new shares of common stock of the Company, warrants to acquire new shares of common stock of the Company, and the 8% Notes (Series B) to holders of general unsecured and other claims, and (3) the U.S. Airways Note to U.S. Airways, Inc., which will preserve the Applicant's business operations and going concern value. The Reorganization remains subject to court approval and is expect to occur on or after February 17, 2011. The Second Amended Joint Plan of Reorganization (the "Plan") of the Company and Affiliated Debtors (as such term is defined in the Plan) is filed as Exhibit T3E-1 hereto.

AFFILIATIONS

Item 3. Affiliates.

For purposes of this application only, each of the Applicant's directors and executive officers may be deemed to be "affiliates" of the Applicants. See Item 4 "Directors and Executive Officers" for a list of the directors and executive officers of each Applicant, which list is incorporated herein by reference.

The following is a list of affiliates of the Applicants as of the date of this application.

Affiliate	Jurisdiction of Organization	Owners and Percentage
Mesa Air Group, Inc.	Nevada	Publicly traded and held by various shareholders (See Item 5)
Air Midwest, Inc.	Kansas	Mesa Air Group, Inc. - 100%
Mesa Air New York, Inc.	New York	Mesa Air Group, Inc. - 100%
Mesa In-Flight, Inc.	Colorado	Mesa Air Group, Inc. - 100%
Mesa Airlines, Inc.	Nevada	Mesa Air Group, Inc. - 100%
MPD, Inc.	Nevada	Mesa Air Group, Inc. - 100%
Mesa Air Group - Airline Inventory Management, LLC	Arizona	Mesa Airlines, Inc. - 100%

Affiliate	Jurisdiction of Organization	Owners and Percentage
Nilchii, Inc.	Nevada	Mesa Air Group, Inc. - 100%
Patar, Inc.	Nevada	Mesa Air Group, Inc. - 100%
Regional Aircraft Services, Inc.	Nevada	Mesa Air Group, Inc. - 100%
Ritz Hotel Management Corp.	Nevada	Mesa Air Group, Inc. - 100%
MO-GO, LLC	Delaware	Mesa Air Group, Inc. - 75%

The following is a list of affiliates of the Applicants expected to exist upon consummation of the Reorganization.

Affiliate	Jurisdiction of Organization	Owners and Percentage
Mesa Air Group, Inc.	Nevada	Publicly traded and held by various shareholders (See Item 5)
Mesa Air New York, Inc.	New York	Mesa Air Group, Inc. - 100%
Mesa In-Flight, Inc.	Colorado	Mesa Air Group, Inc. - 100%
Mesa Airlines, Inc.	Nevada	Mesa Air Group, Inc. - 100%
MPD, Inc.	Nevada	Mesa Air Group, Inc. - 100%
Mesa Air Group - Airline Inventory Management, LLC	Arizona	Mesa Airlines, Inc. - 100%
Nilchii, Inc.	Nevada	Mesa Air Group, Inc. - 100%
Regional Aircraft Services, Inc.	Nevada	Mesa Air Group, Inc. - 100%
MO-GO, LLC	Delaware	Mesa Air Group, Inc. - 75%

MANAGEMENT AND CONTROL

Item 4. Directors and executive officers.

The following tables set forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicants. The mailing address for each executive officer and director listed below is c/o Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008

Mesa Air Group, Inc.
Name	Office
Jonathan G. Ornstein	Chairman and Chief Executive Officer
Michael J. Lotz	President and Chief Financial Officer
Paul Foley	Executive Vice President and Chief Operating Officer
Brian S. Gillman	Executive Vice President, General Counsel and Secretary
Michael Ferverda	Senior Vice President - Operations
David K. Butler	Senior Vice President - Administration and Human Resources
Daniel J. Altobello	Director
Carlos Bonilla	Director
Joseph L. Manson	Director
Robert Beleson	Director
Maurice A. Parker	Director
Peter F. Nostrand	Director
Richard R. Thayer	Director

Mesa Air New York, Inc.
Name	Office
Jonathan G. Ornstein	Director
Michael J. Lotz	President and Director
Brian S. Gillman	Secretary and Director
Keith Kranzow	Treasurer

Mesa In-Flight, Inc.
Name	Office
Michael J. Lotz	President and Director
Keith Kranzow	Treasurer
Chris Pappaioanou	Secretary and Director

Mesa Airlines, Inc.
Name	Office
Michael J. Lotz	President and Director
Keith Kranzow	Treasurer
Brian S. Gillman	Secretary
Jonathan G. Ornstein	Director
James Swigart	Vice President

MPD, Inc.
Name	Office
Michael J. Lotz	President and Director
Keith Kranzow	Treasurer
Brian S. Gillman	Secretary and Director
Jonathan G. Ornstein	Director

Mesa Air Group - Airline Inventory Management, LLC
Name	Office
Mesa Air Group, Inc.	Member Manager

Nilchii, Inc.
Name	Office
Michael J. Lotz	President and Director
Keith Kranzow	Treasurer
Brian S. Gillman	Secretary and Director
Jonathan G. Ornstein	Director

Regional Aircraft Services, Inc.
Name	Office
Michael J. Lotz	President and Director
Keith Kranzow	Treasurer
Brian S. Gillman	Secretary and Director
Jonathan G. Ornstein	Director

Item 5. Principal owners of voting securities.

No person owned 10% or more of the voting securities of the Company as of October 31, 2010 and no person is expected to own 10% or more of the voting securities of the Company following the consummation of the Reorganization.

The following table sets forth information as to each person owning 10% or more of the voting securities of each of the Guarantors as of October 31, 2010 and following the consummation of the Reorganization. Ownership of the Guarantors is not expected to change as a result of the Reorganization.

Guarantor	Name and Complete Mailing Address of Security Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mesa Air New York, Inc.	Mesa Air Group, Inc.*	Common Shares	200	100%
Mesa In-Flight, Inc.	Mesa Air Group, Inc.*	Common Shares	100	100%
Mesa Airlines, Inc.	Mesa Air Group, Inc.*	Common Shares	1,000	100%
MPD, Inc.	Mesa Air Group, Inc.*	Common Shares	1,000	100%
Mesa Air Group - Airline Inventory Management, LLC	Mesa Air Group, Inc.*	Membership Interest	N/A	100%
Nilchii, Inc.	Mesa Air Group, Inc.*	Common Shares	1,000	100%
Regional Aircraft Services, Inc.	Mesa Air Group, Inc.*	Common Shares	100	100%

* Complete mailing address: 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

UNDERWRITERS

Item 6. Underwriters.

No person has acted as an underwriter, within three years from the date hereof, of any securities of the Applicants which were outstanding on the date of filing the application.

No person is acting as an underwriter for the issuance of the Notess in connection with the indenture that is to be qualified under this application.

CAPITAL SECURITIES

Item 7. Capitalization.

The following tables set forth certain information with respect to each authorized class of securities of the Applicants outstanding as of October 31, 2010.

The Company

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	900,000,000	175,217,249
8% senior unsecured notes due 2012	$17,200,000	$17,200,000
6.25% senior convertible notes due 2023	$6,810,000	$6,810,000
3.625% senior convertible notes due 2024	$1,890,000	$1,890,000

The Guarantors

Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Mesa Air New York, Inc.	Common Shares	200	200
Mesa In-Flight, Inc.	Common Shares	100	100
Mesa Airlines, Inc.	Common Shares	1,000	1,000
MPD, Inc.	Common Shares	1,000	1,000

Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Mesa Air Group - Airline Inventory Management, LLC	Membership Interest	N/A	N/A
Nilchii, Inc.	Common Shares	1,000	1,000
Regional Aircraft Services, Inc.	Common Shares	500,000	100

Each share of the Company's Common Stock and of the Common Stock or Units, as the case may be, of the Guarantors, is entitled to one vote for each such security held on all matters submitted to a vote of security holders. The Company's notes described above do not entitle the holders thereof to voting rights.

INDENTURE SECURITIES

Item 8. Analysis of Indenture Provisions

The Notes will be issued under the indenture to be entered into between the Applicants and U.S. Bank, National Association, as trustee (the "Trustee"). The following is a general description of certain provisions of the indenture. This description is qualified in its entirety by reference to the form of indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the indenture.

Events of Default; Withholding of Notice

Each of the following is an "Event of Default" under the indenture:

(1) the Company defaults in the payment of interest on any Note of that series when the same becomes due and payable and such Default continues for a period of thirty (30) days;

(2) the Company defaults in the payment of the principal of or any premium on any Note of that series when the same becomes due and payable at its Maturity or on redemption or otherwise, when and as due by the terms of the Notes;

(3) the Company fails to provide notice of a Change in Ownership or a Spirit Liquidity Event to the Trustee and each Holder of any Notes pursuant to the provisions of the indenture with respect to mandatory redemption of the Notes;

(4) the Company defaults in the performance of, or breaches, any covenant or warranty of the Company in the indenture with respect to any Note of that series or Note Guarantee related to such Notes, as the case may be (other than a covenant or warranty a default in whose performance or whose breach is dealt with elsewhere in the provision of the indenture governing Events of Default) and such Default or breach continues for a period of sixty (60) days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes of that series, a written notice specifying such Default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the indenture; provided, however, that if the Company defaults in the performance of, or breaches, any covenant or warranty of the Company contained in the covenants regarding consolidation, merger or sale by the Company or transactions with affiliates, such Default will be an Event of Default immediately, without any action by the Holders;

(5) the Company pursuant to or within the meaning of any Bankruptcy Law (A) commences a voluntary case or proceeding, (B) consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it, (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors;

(6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case or proceeding, or adjudicates the Company insolvent or bankrupt, (B) appoints a Custodian of the Company for all or substantially all of its respective property, or (C) orders the winding up or liquidation of the Company; and in each case the order or decree remains unstayed and in effect for sixty (60) days; or

(7) any Note Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under any Note Guarantee, or gives notices to such effect (other than by reason of the termination of the indenture or the release of any such Note Guarantee in accordance with the indenture), and such condition shall have continued for a period of thirty (30) days after written notice of such failure requiring such Guarantor or the Company to remedy the same shall have been given to the Company by the Trustee or the Company and the Trustee by the Holders of 25% in the aggregate principal amount at maturity of the Notes Outstanding. For purposes of clarification, this 30-day grace period is in place of and not in addition to the 60-day grace period in paragraph (4) above.

Except in the case of a Default or Event of Default, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a committee of its Responsible Officers in good faith determines that withholding such notice is in the interests of Holders of Notes of that series.

Authentication and Delivery of the Notes; Use of Proceeds

The Notes shall be executed on behalf of the Company by the Chairman, President, Chief Executive Officer or Chief Financial Officer under its corporate seal reproduced thereon and attested to by the Secretary or any Assistant Secretary of the Company. The signatures of such Officers on the Notes may be manual or facsimile. The Notes bearing the manual or facsimile signatures of individuals who were at any time the proper Officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

At any time and from time to time after the execution and delivery of the indenture, the Company may deliver Notes of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication, and make available for delivery such Notes, and the Trustee in accordance with the Company Order shall authenticate and deliver such Notes.

Prior to the issuance of the Notes of any series after the date of the indenture, the Trustee will receive and (subject to certain duties of the Trustee) shall be fully protected in relying upon an Opinion of Counsel complying with the provisions of the indenture governing certificates and opinions which shall also state:

(i) that the form of such Notes has been established in conformity with the provisions of the indenture;

(ii) that the terms of such Notes have been established in conformity with the provisions of the indenture;

(iii) that such Notes, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors' rights and to general equity principles;

(iv) that the Note Guarantees attached to such Notes will constitute the valid and legally binding obligation of the Guarantors, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors' rights and to general equity principles;

(v) that all laws and requirements in respect of the execution and delivery by the Company of the Notes and the execution and delivery by the Guarantors of the Note Guarantees have been complied with; and

(vi) such other matters as the Trustee may reasonably request.

If the Notes of a series are to be issued in whole or in part in global form, then the Company shall execute and the Trustee shall, in accordance with the provisions of the indenture governing execution and authentication and the Company Order with respect to such series, authenticate and deliver one or more Notes in global form that (i) shall represent and shall be denominated in an amount equal to the aggregate principal amount of the Outstanding Notes of such series to be represented by such Note in global form, (ii) shall be registered in the name of the Depositary for such Note or Notes in global form or the nominee of such Depositary and (iii) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary's instruction.

Each Depositary designated by the Company for a Note in global form must, at the time of its designation and at all times while it serves as Depositary, be a clearing agency registered under the Securities Exchange Act and any other applicable statute or regulation. The Trustee shall have no responsibility to determine if the Depositary is so registered. Each Depositary shall enter into an agreement with the Trustee governing the respective duties and rights of such Depositary and the Trustee with regard to Notes issued in global form.

No Note shall be entitled to any benefits under the indenture or be valid or obligatory for any purpose until authenticated by the manual signature of one of the authorized signatories of the Trustee or an Authenticating Agent. Such signature upon any Note shall be conclusive evidence and the only evidence, that such Note has been duly authenticated and delivered under the indenture and is entitled to the benefits of the indenture.

Notwithstanding the foregoing, if any Note shall have been authenticated and delivered under the indenture but never issued and sold by the Company, and the Company shall deliver such Note to the Trustee for cancellation as provided in the provisions of the indenture governing cancellation together with a written statement (which need not comply with the provisions of the indenture governing certificates and opinions and need not be accompanied by an Opinion of Counsel) stating that such Note has never been issued and sold by the Company, for all purposes of the indenture such Note shall be deemed never to have been authenticated and delivered under the indenture and shall not be entitled to the benefits of the indenture.

There will be no proceeds from the issuance of the Notes because the Notes are being issued pursuant to the Reorganization.

Release and Substitution of Property Subject to Lien of the Indenture

None. The Notes will be unsecured.

Satisfaction and Discharge of the Indenture

The indenture shall upon Company Request cease to be of further effect with respect to Notes of any series (except as to any surviving rights of registration of transfer or exchange of such Notes as expressly provided for in the indenture) and the Trustee, at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the indenture with respect to Notes of any series (the Company, however, agrees to reimburse the Trustee for any costs and expenses thereafter incurred by the Trustee in connection with the indenture or the Notes) when

(1) either

(A) all such Notes previously authenticated and delivered (other than (i) such Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the provisions of the indenture governing replacement notes, and (ii) such Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the covenants in the indenture governing money for Notes to be held in trust and unclaimed property) have been delivered to the Trustee for cancellation; or

(B) all Notes of any series not previously delivered to the Trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at their Stated Maturity within one year, or

(iii) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; and the Company or any Guarantor, in the case of (i), (ii) or (iii) above, has deposited irrevocably or caused to be deposited irrevocably with the Trustee as trust funds in trust, which shall be immediately due and payable, for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be provided, however, that there shall not exist on the date of such deposit a Default or Event of Default; provided, further, that such deposit shall not result in a breach or violation of, or constitute a Default under the indenture or a default under any other agreement or instrument to which the Company or any Guarantor is a party or to which the Company or any Guarantor is bound;

(2) the Company or any Guarantor has paid or caused to be paid all other sums payable by the Company under the indenture; and

(3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent in the indenture provided for relating to the satisfaction and discharge of the indenture as to such series have been complied with.

Evidence of Compliance with Conditions and Covenants of the Indenture

Upon any application or request by the Company to the Trustee to take any action under any provision of the indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under Section 314(c) of the Trust Indenture Act, each such certificate stating that all conditions precedent, if any, provided for in the indenture relating to the proposed action have been complied with and each such opinion stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an Officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of Section 314(c) of the Trust Indenture Act and any other requirements set forth in the indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in the indenture shall include:

(1) a statement that each individual signing such certificate or opinion has read such condition or covenant and the definitions in the indenture relating to such condition or covenant;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such condition or covenant has been complied with; and

(4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Item 9. Other obligors.

Other than the Applicants, no other person is an obligor with respect to the 8% Notes (Series A), 8% Notes (Series B), the Management Notes and the U.S. Airways Notes.

Contents of application for qualification. This application for qualification comprises -

(a) Pages numbered 1 to 12, consecutively.

(b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description
T3A-1

Articles of Incorporation of Mesa Air Group, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Mesa Air Group's Form 10-K for the fiscal year ended September 30, 1996 and Exhibit 3.1 to Mesa Air Group's Form 8-K filed on January 9, 2009).

T3A-2*	Certificate of Incorporation of Mesa Air New York, Inc.
T3A-3*	Articles of Incorporation of Mesa In-Flight, Inc.
T3A-4*	Articles of Incorporation of Mesa Airlines, Inc.
T3A-5*	Articles of Incorporation of MPD, Inc.
T3A-6*	Articles of Amendment and Articles of Organization of Mesa Air Group - Airline Inventory Management, LLC
T3A-7*	Articles of Incorporation of Nilchii, Inc.
T3A-8*	Articles of Incorporation of Regional Aircraft Services, Inc.
T3B-1	Bylaws of Mesa Air Group, Inc. (incorporated herein by reference to Exhibit 3.3 to Mesa Air Group's Form 10-Q for the quarterly period need June 30, 2007).
T3B-2*	Bylaws of Mesa Air New York, Inc.
T3B-3*	Bylaws of Mesa In-Flight, Inc.
T3B-4*	Bylaws of Mesa Airlines, Inc.
T3B-5*	Bylaws of MPD, Inc.
T3B-6*	Operating Agreement of Mesa Air Group - Airline Inventory Management, LLC.
T3B-7*	Bylaws of Nilchii, Inc.
T3B-8*	Bylaws of Regional Aircraft Services, Inc.
T3C*	Form of indenture to be dated on or about February 17, 2010, by and among Mesa Air Group, Inc., as Issuer, the Guarantors named therein and U.S. Bank, National Association, as Trustee.
T3D	Not applicable.
T3E-1*	Second Amended Joint Plan of Reorganization of Mesa Air Group, Inc. and Affiliated Debtors under Chapter 11 of the Bankruptcy Code.
T3E-2*	Disclosure Statement in Support of Second Amended Joint Plan of Reorganization of Mesa Air Group, Inc. and Affiliated Debtors under Chapter 11 of the Bankruptcy Code.
T3E-3*

Notice of Entry of Order: (I) Approving Disclosure Statement; (II)　Approving Solicitation and Notice Materials; (III) Approving Forms of Ballots; (IV) Establishing Solicitation and Voting Procedures; (V) Allowing and Estimating Certain Claims for Voting Purposes; (VI) Scheduling a Confirmation Hearing; and (VII)　Establishing Notice and Objection Procedures.

T3E-4*	Solicitation Letter from Pachulski Stang Ziehl & Jones LLP.
T3E-5*	Solicitation Letter of the Official Committee of Unsecured Creditors of Mesa Air Group, Inc., et al.
T3F*

Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

25.1	Statement of eligibility and qualification on Form T-1 of US Bank National Association, as Trustee under the Indenture to be qualified.

___________

* Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Mesa Air Group, Inc. a corporation organized and existing under the laws of the State of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested all in the city of Phoenix, and State of Arizona, on the 3rd day of December, 2010.

MESA AIR GROUP, INC., as the Company

By: /s/ Brian S. Gillman
Name: Brian S. Gillman
Title: Executive Vice President, General Counsel and Secretary

MESA AIR NEW YORK, INC.
MESA AIRLINES, INC.
MPD, INC.
NILCHII, INC.
REGIONAL AIRCRAFT SERVICES, INC., each as a Guarantor

By: /s/ Brian S. Gillman
Name: Brian S. Gillman
Title: Secretary

MESA IN-FLIGHT, INC.,
as a Guarantor

By: /s/ Michael J. Lotz
Name: Michael J. Lotz
Title: President

MESA AIR GROUP - AIRLINE INVENTORY MANAGEMENT
as a Guarantor

By: MESA AIR GROUP, INC., as Member Manager

By: /s/ Brian S. Gillman
Name: Brian S. Gillman
Title: Secretary

EXHIBIT INDEX

Exhibit No.	Description
T3A-1

Articles of Incorporation of Mesa Air Group, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Mesa Air Group's Form 10-K for the fiscal year ended September 30, 1996 and Exhibit 3.1 to Mesa Air Group's Form 8-K filed on January 9, 2009).

T3A-2*	Certificate of Incorporation of Mesa Air New York, Inc. PDF
T3A-3*	Articles of Incorporation of Mesa In-Flight, Inc. PDF
T3A-4*	Articles of Incorporation of Mesa Airlines, Inc. PDF
T3A-5*	Articles of Incorporation of MPD, Inc. PDF
T3A-6*	Articles of Amendment and Articles of Organization of Mesa Air Group - Airline Inventory Management, LLC PDF
T3A-7*	Articles of Incorporation of Nilchii, Inc. PDF
T3A-8*	Articles of Incorporation of Regional Aircraft Services, Inc. PDF
T3B-1	Bylaws of Mesa Air Group, Inc. (incorporated herein by reference to Exhibit 3.3 to Mesa Air Group's Form 10-Q for the quarterly period need June 30, 2007).
T3B-2*	Bylaws of Mesa Air New York, Inc. PDF
T3B-3*	Bylaws of Mesa In-Flight, Inc. PDF
T3B-4*	Bylaws of Mesa Airlines, Inc. PDF
T3B-5*	Bylaws of MPD, Inc. PDF
T3B-6*	Operating Agreement of Mesa Air Group - Airline Inventory Management, LLC. PDF
T3B-7*	Bylaws of Nilchii, Inc. PDF
T3B-8*	Bylaws of Regional Aircraft Services, Inc. PDF
T3C*	Form of indenture to be dated on or about February 17, 2010, by and among Mesa Air Group, Inc., as Issuer, the Guarantors named therein and U.S. Bank, National Association, as Trustee. PDF
T3D	Not applicable.
T3E-1*	Second Amended Joint Plan of Reorganization of Mesa Air Group, Inc. and Affiliated Debtors under Chapter 11 of the Bankruptcy Code. PDF
T3E-2*	Disclosure Statement in Support of Second Amended Joint Plan of Reorganization of Mesa Air Group, Inc. and Affiliated Debtors under Chapter 11 of the Bankruptcy Code. PDF
T3E-3*

Notice of Entry of Order: (I) Approving Disclosure Statement; (II)　Approving Solicitation and Notice Materials; (III) Approving Forms of Ballots; (IV) Establishing Solicitation and Voting Procedures; (V) Allowing and Estimating Certain Claims for Voting Purposes; (VI) Scheduling a Confirmation Hearing; and (VII)　Establishing Notice and Objection Procedures.      PDF

T3E-4*	Solicitation Letter from Pachulski Stang Ziehl & Jones LLP. PDF
T3E-5*	Solicitation Letter of the Official Committee of Unsecured Creditors of Mesa Air Group, Inc., et al. PDF
T3F*

Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

25.1	Statement of eligibility and qualification on Form T-1 of US Bank National Association, as Trustee under the Indenture to be qualified. PDF

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* Filed herewith